Filed by BBX Capital Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: BBX Capital Corporation

Commission File No.: 001-13133

BBX Capital Corporation Reports Financial Results

For the Second Quarter, 2016

FORT LAUDERDALE, Florida – August 10, 2016 — BBX Capital Corporation (“BBX Capital” and/or the “Company”) (NYSE: BBX) reported financial results for the three and six month periods ended June 30, 2016.

BBX Selected Financial Data

Second Quarter 2016 Compared to Second Quarter 2015:

•	Total consolidated revenues of $24.0 million vs. $38.6 million

•	Net loss attributable to BBX Capital of ($2.2) million vs. net income of $4.1 million

•	Diluted loss per share of ($0.13) vs. diluted earnings per share of $0.25

•	Equity in income of Woodbridge Holdings, LLC of $5.1 million vs. loss of ($10.2) million

BBX Selected Financial Data

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015:

•	Total consolidated revenues of $47.7 million vs. $60.3 million

•	Net loss attributable to BBX Capital of ($2.5) million vs. net income of $5.2 million

•	Diluted loss per share of ($0.15) vs. diluted earnings per share of $0.31

•	Equity in income of Woodbridge Holdings, LLC of $11.8 million vs. net loss of ($4.4) million

As of June 30, 2016, BBX Capital had total consolidated assets of $390.5 million, shareholders’ equity attributable to BBX Capital of $335.5 million, and total consolidated equity of $337.4 million. BBX Capital’s book value per share was $20.47 at June 30, 2016, compared to $19.63 at June 30, 2015.

“BBX Capital and BFC Financial Corporation (“BFC Financial” or “BFC”) (OTCQB: BFCF; BFCFB) recently announced that they had entered into a definitive merger agreement between the companies. BFC has held a meaningful stake in BBX since 1987, and if the proposed merger is consummated, BBX Capital will be a wholly owned subsidiary of BFC. The proposed merger of BFC and BBX Capital is intended to simplify our corporate structure and intended to consolidate and streamline the combined companies,” commented Jarett S. Levan, Acting Chairman and Chief Executive Officer of BBX Capital.

Under the terms of the merger agreement, which was entered into on July 27, 2016 and unanimously approved by a special committee comprised of BBX Capital’s independent directors as well as the boards of directors of both companies, BBX Capital’s shareholders other than BFC will be entitled to receive, at their election, 5.4 shares of BFC’s Class A Common Stock or $20.00 in cash for each share of BBX Capital’s Class A Common Stock held by them. BBX Capital’s shareholders will have the right to elect to make different elections with respect to different shares so they may elect to receive all cash, all stock, or a combination of cash and stock in exchange for their shares. BFC currently owns approximately 81% of BBX Capital’s Class A Common Stock and 100% of its Class B Common Stock.

BBX Capital Real Estate

BBX Capital Real Estate includes our real estate joint ventures and our legacy portfolio of loans and foreclosed real estate from our former wholly-owned subsidiary BankAtlantic. As previously announced, we are liquidating some legacy real estate and loans while holding and managing others for capital appreciation and development. Highlights during the second quarter of 2016 include:

•	Closings commenced on single-family units by the Hialeah Communities joint venture and the Village at Victoria Park joint venture

•	Recoveries from loans previously charged off were $6.4 million

BBX Capital Partners

BBX Capital Partners is actively engaged in investments in and management of operating companies. BBX Capital Partners’ primary investments as of June 30, 2016 were in Renin Holdings, LLC (“Renin”) and BBX Sweet Holdings.

Renin had sales of $16.5 million and $30.3 million during the three and six months ended June 30, 2016, respectively, compared to sales of $15.4 million and $29.0 million for the comparable 2015 periods. Renin generated net income of $724,000 and $813,000 during the three and six months ended June 30, 2016, respectively, compared to net income of $167,000 and a net loss of $660,000 for the comparable 2015 periods. The increase in Renin’s net income reflects gains related to foreign currency and an improved margin primarily due to a higher proportion of sales of higher margin products.

BBX Sweet Holdings reported sales of $4.7 million and $11.9 million during the three and six months ended June 30, 2016, compared to sales of $4.2 million and $10.2 million for the comparable 2015 periods, respectively. BBX Sweet Holdings’ reported a net loss of $7.3 million and $9.0 million during the three and six months ended June 30, 2016, compared to a net loss of $1.9 million and $2.3 million for the comparable 2015 periods, respectively.

The increase in BBX Sweet Holdings net losses for the three and six months ended June 30, 2016 compared to the same 2015 periods were primarily associated with approximately $3.0 million in inventory markdowns, mainly relating to excess and obsolete inventory, and approximately $0.8 million impairment of trademarks, properties and equipment, and contract termination costs associated with the closing and relocation of one of its sales office and distribution facilities in California to its manufacturing facility in Utah. BBX Sweet Holdings also continued to incur costs to integrate companies acquired during 2014 and 2015 and higher compensation expense related to the hiring of senior management. Also contributing to increased net losses were costs associated with opening five new Hoffman’s retail stores during 2015 and 2016. It is anticipated that BBX Sweet Holdings will continue to experience losses as it incurs expenses associated with these activities and the continued expansion of its business.

Bluegreen Corporation

Bluegreen is a wholly owned subsidiary of Woodbridge Holdings, LLC (“Woodbridge”). BBX Capital owns a 46% interest in Woodbridge and BFC Financial Corporation (“BFC”) owns the remaining 54% of Woodbridge. Woodbridge’s principal asset is its 100% ownership of Bluegreen.

Bluegreen is a sales, marketing, and management company focused on the vacation ownership industry. Bluegreen markets, sells and manages vacation ownership interests (“VOIs)” in resorts, which are generally located in popular, high-volume, “drive-to” vacation destinations. The resorts in which Bluegreen markets, sells or manages VOIs were either developed or acquired by Bluegreen, or were developed and are owned by third parties. Bluegreen earns fees for providing sales and marketing services to these third party developers. Bluegreen also earns fees by providing management services to the Bluegreen Vacation Club and property owners associations (“POAs”), mortgage servicing, VOI title services, reservation services, and construction design and development services. In addition, Bluegreen provides financing to individual purchasers of VOIs.

During the three month period ended June 30, 2016, Bluegreen paid cash dividends of $15.0 million to Woodbridge, Bluegreen’s parent company, and Woodbridge in turn paid $6.5 million of cash dividends to BBX Capital and $7.6 million of cash dividends to BFC. During the six month period ended June 30, 2016, Bluegreen paid cash dividends of $25.0 million to Woodbridge, and Woodbridge in turn paid $10.7 million of cash dividends to BBX Capital and $12.6 million of cash dividends to BFC.

Bluegreen Selected Financial Data

Second Quarter 2016 Compared to Second Quarter 2015:

•	System-wide sales of VOIs, net of equity trade allowances (2), were $159.7 million vs. $139.9 million. Included in system-wide sales are sales of VOIs made as part of Bluegreen’s “capital-light” business strategy (1), which were $125.8 million vs. $111.0 million, gross of equity trade allowances (2):

•	Sales of third party VOIs on a commission basis were $77.6 million vs. $70.9 million and generated sales and marketing commissions of $54.2 million vs. $48.0 million

•	Sales of secondary market VOIs were $26.8 million vs. $24.2 million

•	Sales of just-in-time VOIs were $21.4 million vs. $15.9 million

•	Average sales price per transaction was $13,293 versus $12,325

•	Sales volume per guest averaged $2,239 vs. $2,328

•	Tours increased 19% compared to prior year quarter

•	Other fee-based services revenue was $26.1 million vs. $24.9 million

•	Net income attributable to Bluegreen was $14.0 million vs. $17.9 million. Excluding special bonuses totaling $10.0 million paid to certain employees, Bluegreen’s net income would have been $20.1 million for the three months ended June 30, 2016.

•	EBITDA was $25.1 million vs. $32.2 million (3). Excluding the special bonuses discussed above, EBITDA would have been $35.1 million for the three months ended June 30, 2016.

•	“Free cash flow” (cash flow from operating activities less capital expenditures) was $28.7 million compared to $18.2 million

Bluegreen Selected Financial Data

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015:

•	System-wide sales of VOIs, net of equity trade allowances (2), were $286.7 million vs. $249.1 million. Included in system-wide sales are sales of VOIs made under Bluegreen’s “capital-light” business strategy (1), which were $224.4 million vs. $189.4 million, gross of equity trade allowances (2):

•	Sales of third party VOIs on a commission basis were $137.7 million vs. $119.9 million and generated sales and marketing commissions of $94.3 million vs. $80.6 million

•	Sales of secondary market VOIs were $61.0 million vs. $46.8 million

•	Sales of just-in-time VOIs were $25.7 million vs. $22.7 million

•	Average sales price per transaction was $13,265 vs. $12,390

•	Sales volume per guest averaged $2,268 vs. $2,355

•	Tours increased 21% compared to the prior year period

•	Other fee-based services revenue was $51.6 million vs. $48.7 million

•	Net income attributable to Bluegreen was $31.5 million vs. $33.9 million. Excluding special bonuses totaling $10.0 million paid to certain employees, Bluegreen’s net income would have been $37.6 million for the six months ended June 30, 2016.

•	EBITDA was $55.5 million vs. $63.0 million (3). Excluding the special bonuses discussed above, EBITDA would have been $65.5 million for the six months ended June 30, 2016.

•	“Free cash flow” (cash flow from operating activities less capital expenditures) was $60.0 million compared to $30.1 million

(1)	Bluegreen’s sales of VOIs under its capital-light business strategy include sales of VOIs under fee-based sales and marketing arrangements, just-in-time inventory acquisition arrangements, and secondary market arrangements. Under “just-in-time” arrangements, Bluegreen enters into agreements with third party developers that allow Bluegreen to buy VOI inventory from time to time in close proximity to the timing of when Bluegreen intends to sell such VOIs. Bluegreen also acquires VOI inventory from resorts’ POAs and other third parties close to the time Bluegreen intends to sell such VOIs. Such VOIs are typically obtained by the POAs through foreclosure in connection with maintenance fee defaults, and are generally acquired by Bluegreen at a significant discount. Bluegreen refers to sales of inventory acquired through these arrangements as “Secondary Market Sales.”
(2)	Equity trade allowances are amounts granted to customers upon trading in their existing VOIs in connection with the purchase of additional VOIs.
(3)	See the supplemental tables included in this release for a reconciliation of EBITDA to net income.

Financial data for BBX Capital and Bluegreen, including BBX Capital’s equity earnings in Woodbridge, is provided in the supplemental financial tables included in this release.

For more complete and detailed information regarding BBX Capital and its financial results, business, operations, and risks, please see BBX Capital’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, and BBX Capital’s Annual Report on Form 10-K for the year ended December 31, 2015, which are available to view on the SEC’s website, www.sec.gov, or on BBX Capital’s website, www.BBXCapital.com.

For more complete and detailed information regarding BFC Financial and/or Bluegreen Corporation and their financial results, business, operations and risks, please see BFC’s financial results press release for the quarter ended June 30, 2016, BFC’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, and BFC’s Annual Report on Form 10-K for the year ended December 31, 2015, which are available on the SEC’s website, www.sec.gov, and on BFC’s website, www.BFCFinancial.com.

About BBX Capital Corporation:

BBX Capital (NYSE: BBX) is involved in the acquisition, ownership and management of joint ventures and investments in real estate and real estate development projects, as well as acquisitions, investments and management of middle market operating businesses. In addition, BBX Capital and its controlling shareholder, BFC Financial Corporation, have a 46% and 54% respective ownership interest in Bluegreen Corporation. As a result of their ownership interests, BBX Capital and BFC together own 100% of Bluegreen. As of June 30, 2016, BBX Capital had total consolidated assets of $390.5 million, shareholders’ equity attributable to BBX Capital of $335.5 million, and total consolidated equity of $337.4 million. BBX Capital’s book value per share at June 30, 2016 was $20.47.

About Bluegreen Corporation:

Founded in 1966 and headquartered in Boca Raton, FL, Bluegreen is a sales, marketing and resort management company, focused on the vacation ownership industry and pursuing a capital-light business strategy. Bluegreen manages, markets and sells the Bluegreen Vacation Club, a flexible, points-based, deeded vacation ownership plan with more than 200,000 owners, 66 owned or managed resorts, and access to more than 4,500 resorts worldwide. Bluegreen also offers a portfolio of comprehensive, turnkey, fee-based services, including resort management services, financial services, and sales and marketing services, to or on behalf of third parties. For more information, visit www.BluegreenVacations.com.

About BFC Financial Corporation:

BFC (OTCQB: BFCF; BFCFB) is a holding company whose principal holdings include an 81% ownership interest in BBX Capital Corporation (NYSE: BBX) and its indirect ownership interest in Bluegreen Corporation. BFC owns a 54% equity interest in Woodbridge, the parent company of Bluegreen. BBX Capital owns the remaining 46% equity interest in Woodbridge. As of June 30, 2016, BFC had total consolidated assets of $1.4 billion, shareholders’ equity attributable to BFC of $385.0 million, and total consolidated equity of $495.9 million. BFC’s book value per share at June 30, 2016 was $4.61.

For further information, please visit our family of companies:

BBX Capital: www.BBXCapital.com

Bluegreen Corporation: www.BluegreenVacations.com

BFC Financial Corporation: www.BFCFinancial.com

BBX Capital Contact Info:

Media Contact: Kip Hunter Marketing, 954-765-1329

Aimee Adler/ Jodi Goldstein

Email: aimee@kiphuntermarketing.com, jodi@kiphuntermarketing.com

Investor Relations: Leo Hinkley, Managing Director, 954- 940-5300

Email: LHinkley@BBXCapital.com

Additional Information Regarding the Proposed Merger between BBX Capital and BFC and Where to Find it:

In connection with the proposed merger between BBX Capital and BFC, BFC will file with the SEC a Registration Statement on Form S-4 that will include a prospectus of BFC and a proxy statement of BBX Capital. The proxy statement/prospectus will be sent to the shareholders of BBX. Investors and shareholders will be able to obtain a copy of the proxy statement/prospectus and other documents filed with the SEC containing information about BFC and BBX Capital free-of-charge from the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by BFC will be made available free-of-charge on BFC’s website at www.bfcfinancial.com, under the “Investor Relations” tab, or by written request to BFC Financial Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4900. Copies of documents filed with the SEC by BBX Capital will be made available free-of-charge on BBX Capital’s website at www.bbxcapital.com, under the “Investor Relations” tab, or by written request to BBX Capital Corporation, 401 East Las Olas Boulevard, Suite 800, Fort Lauderdale, Florida 33301, Attention: Investor Relations, or by phone at 954-940-4000. Investors and shareholders are advised to read the proxy statement/prospectus when it is available because it will contain important information.

BFC, BBX and certain of their respective directors and executive officers may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from BBX’s shareholders in connection with the proposed merger. Information about the directors and executive officers of BFC is set forth in BFC’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 28, 2016. Information about the directors and executive officers of BBX Capital is set forth in BBX Capital’s Proxy Statement on Schedule 14A for its 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 25, 2016. These documents can be obtained free-of-charge from the sources indicated above. Information concerning the interests of the persons who may be considered “participants” in the solicitation will be set forth in the proxy statement/prospectus relating to the merger when it becomes available.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction where such an offer or solicitation is unlawful. Any such offer will be made only by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”).

# # #

This press release contains forward-looking statements based on current expectations that involve a number of risks and uncertainties. All opinions, forecasts, projections, future plans or other statements, other than statements of historical fact, are forward-looking statements and may include words or phrases such as “plans,” “believes,” “will,” “expects,” “anticipates,” “intends,” “estimates,” “our view,” “we see,” “would” and words and phrases of similar import. The forward looking statements in this press release are also forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and involve substantial risks and uncertainties. We can give no assurance that such expectations will prove to be correct. Future results could differ materially as a result of a variety of risks and uncertainties, many of which are outside of the control of management. When considering forward-looking statements, the reader should keep in mind the risks, uncertainties and other cautionary statements made herein, including, but not limited to: risks associated with the currently proposed merger between BBX Capital and BFC Financial, including that the potential benefits of the merger may not be realized, and that the merger may not be consummated when expected, on the contemplated terms, or at all. In addition, some factors which may affect the accuracy of the forward-looking statements apply generally to the industries in which our subsidiaries operate, including, but not limited to the impact of economic, competitive and other factors affecting BBX Capital and its assets, including the impact of decreases in real estate values on BBX Capital’s business, the value of BBX Capital’s assets, the ability of BBX Capital’s borrowers to service their obligations and the value of collateral securing BBX Capital’s loans; the risk of loan losses and the risks of additional charge-offs, impairments and required increases in BBX Capital’s allowance for loan losses and trade receivables; the risk of loss of significant customers or key personnel in our operating companies; the risk of losses associated with excess and obsolete inventory and the risks of additional required reserves for lower of cost or market value losses in inventory; the adverse impact of and expenses associated with litigation including the risk that BBX Capital’s insurance carrier seeks to obtain reimbursement of the amounts it previously advanced to BBX Capital in connection with the action brought by the SEC against BBX Capital and Alan B. Levan, BBX Capital’s former Chairman and Chief Executive Officer, that the decision, verdict or remedy ordered by the court in such action will not be reversed on appeal, adverse conditions in the stock market, the public debt market and other financial and credit markets and the impact of such conditions on BBX Capital’s activities; the risk that the assets retained by BBX Capital as part of the sale of BankAtlantic to BB&T may not be monetized at the values currently ascribed to them and the risks associated with the impact of periodic valuation of BBX Capital’s assets for impairment. In addition, this document contains forward looking statements relating to BBX Capital’s ability to successfully implement its currently anticipated business plans, which may not be realized as anticipated, if at all, and BBX Capital’s current and anticipated investments in operating businesses may not achieve the returns anticipated or may not be profitable, including the risks associated with the operations and activities of: BBX Capital’s investment in Bluegreen (through Woodbridge), BBX Sweet Holdings’ acquisition of Hoffman’s, Williams & Bennett, Jer’s Chocolates, Droga Chocolates, Helen Grace Chocolates, Anastasia Confections and Kencraft, and BBX Capital’s acquisition with BFC of Renin. This document also contains forward looking statements relating to BBX Capital’s investments in real estate developments, either directly or through joint ventures. These risks include: exposure to downturns in the real estate and housing markets; exposure to risks associated with real estate development activities; risks associated with obtaining necessary zoning and entitlements; risks that BBX Capital’s joint venture partners may not fulfill their obligations and concentration risks associated with entering into numerous joint ventures with one joint venture partner; risk of reliance on third party developers or joint venture partners to complete real estate projects, and risks that the projects will not be developed as anticipated or be profitable. BBX Capital’s investment in Woodbridge, which owns Bluegreen Corporation, exposes BBX Capital to: risks relating to Bluegreen’s business and Bluegreen’s ability to pay dividends to Woodbridge and in turn Woodbridge’s ability to pay dividends to BBX Capital, and risks inherent in the vacation ownership industry, including risks associated with regulatory compliance and customer complaints and other risks which are identified in BFC’s Annual Report on Form 10-K filed on March 15, 2016 with the SEC and available on the SEC’s website at www.sec.gov. BBX Sweet Holdings acquisitions and BBX Capital’s acquisition of the assets of Renin Corp exposes BBX Capital to the risks of their respective businesses, which include: the amount and terms of indebtedness associated with the acquisitions which may impact BBX Capital’s financial condition and results of operations and limit BBX Capital’s activities; the failure of the companies to meet financial covenants and that BBX Capital may be required to make further capital contributions or advances to the acquired companies; the risk that the businesses acquired by BBX Capital (including future acquisitions) may not be profitable or perform as anticipated; the risk of commodity price volatility; the risk that the integration of these operating businesses may not be completed effectively or on a timely basis; the risk that BBX Capital may not realize any anticipated benefits or profits from these acquisitions; and Renin’s operations expose BBX Capital to foreign currency exchange risk of the U.S. dollar compared to the Canadian dollar and Great Britain pound. Past performance and perceived trends may not be indicative of future results. In addition to the risks and factors identified above, reference is also made to other risks and factors detailed in BBX Capital’s Annual Report on Form 10-K, for the year ended December 31, 2015. BBX Capital cautions that the foregoing factors are not exclusive.

BBX CAPITAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION – Unaudited

	June 30,	December 31,
(In thousands, except share data)	2016	2015
ASSETS
Cash and cash equivalents	$96,658	69,040
Restricted cash and time deposits	1,345	2,651
Loans held-for-sale	—	21,354
Loans receivable, net	34,218	34,035
Trade receivables, net of allowance for bad debts of $187 in 2016 and $404 in 2015	14,275	13,732
Real estate held-for-investment	30,046	31,290
Real estate held-for-sale	32,854	46,338
Investments in unconsolidated real estate joint ventures	42,752	42,962
Investment in Woodbridge Holdings, LLC	76,631	75,545
Properties and equipment	24,865	18,083
Inventories	15,454	16,347
Goodwill	7,601	7,601
Other intangible assets	7,443	8,211
Other assets	6,323	6,316

Total assets	$390,465	393,505

LIABILITIES AND EQUITY
Liabilities:
Accounts payable	$8,983	11,059
Notes payable, net of debt issuance costs	21,947	21,385
Principal and interest advances on residential loans	9,984	10,356
Other liabilities	12,145	14,726

Total liabilities	53,059	57,526

Commitments and contingencies (Note 11)
Equity:
Preferred stock, $.01 par value, 10,000,000 shares authorized; none issued and outstanding	—	—
Class A common stock, $.01 par value, authorized 25,000,000 shares; issued and outstanding 16,199,145 and 16,199,145 shares	162	162
Class B common stock, $.01 par value, authorized 1,800,000 shares; issued and outstanding 195,045 and 195,045 shares	2	2
Additional paid-in capital	354,194	350,878
Accumulated deficit	(19,121)	(16,622)
Accumulated other comprehensive income	286	384

Total BBX Capital Corporation shareholders’ equity	335,523	334,804
Noncontrolling interest	1,883	1,175

Total equity	337,406	335,979

Total liabilities and equity	$390,465	393,505

BBX CAPITAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS-UNAUDITED

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
(In thousands, except per share data)	2016	2015	2016	2015
Revenues:
Trade sales	$21,250	19,583	42,212	39,118
Interest income	913	2,090	1,980	2,908
Net gains on the sales of assets	337	15,439	292	15,441
Income from real estate operations	902	1,013	1,966	1,939
Other	637	490	1,261	918

Total revenues	24,039	38,615	47,711	60,324

Costs and expenses:
Cost of goods sold	18,959	14,195	34,006	28,030
Interest expense	27	31	128	188
Real estate operating expenses	911	865	1,839	2,045
Recoveries from loan losses, net	(6,287)	(6,608)	(8,035)	(10,429)
Asset impairments (recoveries), net	1,759	(810)	1,722	(1,873)
Selling, general and administrative expenses	17,568	14,455	33,862	30,026

Total costs and expenses	32,937	22,128	63,522	47,987

Equity in earnings (losses) of Woodbridge Holdings, LLC	5,059	(10,168)	11,794	(4,365)
Equity in net earnings (losses) of unconsolidated real estate joint ventures	1,655	(291)	1,313	(595)
Foreign exchange gain (loss)	110	70	320	(399)

(Loss) income before income taxes	(2,074)	6,098	(2,384)	6,978
Benefit for income taxes	—	(222)	—	(219)

Net (loss) income	(2,074)	6,320	(2,384)	7,197
Net (earnings) attributable to noncontrolling interest	(112)	(2,182)	(115)	(2,025)

Net (loss) income attributable to BBX Capital Corporation	$(2,186)	4,138	(2,499)	5,172

Basic (loss) earnings per share	$(0.13)	0.26	(0.15)	0.32

Diluted (loss) earnings per share	$(0.13)	0.25	(0.15)	0.31

Basic weighted average number of common shares outstanding	16,394	16,172	16,394	16,172

Diluted weighted average number of common and common equivalent shares outstanding	16,394	16,885	16,394	16,810

The following table presents BBX Capital’s equity in earnings of Woodbridge (in thousands):

	Unaudited For the Three Months Ended June 30,		Unaudited For the Six Months Ended June 30,
(Dollars in thousands)	2016	2015	2016	2015
Net Income from Bluegreen	13,965	17,873	31,547	33,923
Net income attributable to Bluegreen non-controlling interest	(2,866)	(2,825)	(4,803)	(5,611)

Net income attributable to Bluegreen	$11,099	15,048	26,744	28,312
Woodbridge parent only net loss	(101)	(37,153)	(1,105)	(37,802)

Net income attributable to Woodbridge	10,998	(22,105)	25,639	(9,490)
BBX Capital interest in Woodbridge	46.00%	46.00%	46.00%	46.00%

BBX Capital equity in earnings of Woodbridge	$5,059	(10,168)	11,794	(4,365)

The following table presents Bluegreen’s EBITDA, defined below, as well as a reconciliation of EBITDA to net income (in thousands):

	For the Three Months Ended		For the Six Months Ended
	June 30,		June 30,
	2016	2015	2016	2015
Net Income from Bluegreen	$13,965	17,873	31,547	33,923
Add/(Less):
Interest income (other than interest earned on VOI notes receivable)	(2,035)	(1,629)	(4,055)	(1,637)
Interest expense	8,378	8,829	16,052	18,269
Interest expense on Receivable-Backed Debt	(4,668)	(5,057)	(9,748)	(10,634)
Provision for Income and Franchise Taxes	7,056	9,949	16,953	18,607
Depreciation and Amortization	2,374	2,263	4,725	4,491

EBITDA	$25,070	32,228	55,474	63,019

EBITDA is defined as earnings, or net income, before taking into account interest income (excluding interest earned on VOI notes receivable), interest expense (excluding interest expense incurred on financings related to Bluegreen’s receivable-backed notes payable), provision for income taxes and franchise taxes, depreciation and amortization. For purposes of the EBITDA calculation, no adjustments were made for interest income earned on Bluegreen’s VOI notes receivable or the interest expense incurred on debt that is secured by such notes receivable because they are both considered to be part of the operations of Bluegreen’s business.

The Company considers Bluegreen’s EBITDA to be an indicator of Bluegreen’s operating performance, and it is used to measure Bluegreen’s ability to service debt, fund capital expenditures and expand its business. EBITDA is also used by companies, lenders, investors and others because it excludes certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA also excludes depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies.